BERKSHIRE HILLS BANCORP, INC.

60 State Street

Boston, Massachusetts 02109

February 21, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Berkshire Hills Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-229506)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Berkshire Hills Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the above-referenced Company’s Registration Statement on Form S-4 be declared effective on February 25, 2019 at 4:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/Wm. Gordon Prescott
Wm. Gordon Prescott
Senior Executive Vice President and General Counsel
(Duly Authorized Representative)